CLOUD PEAK ENERGY RESOURCES LLC

CLOUD PEAK ENERGY FINANCE CORP.

748 T-7 Road

Gillette, Wyoming 82718

November 25, 2019

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:                             Cloud Peak Energy Resources LLC

Cloud Peak Energy Finance Corp.

Application for Qualification of Indenture on Form T-3 (File No. 022-29081)

Ladies and Gentlemen:

We refer to the Application for Qualification of Indenture on Form T-3 with respect to the 12% Second Lien Senior Secured Notes due 2025, originally filed on October 25, 2019 (File No. 022-29081) (as amended, the “Form T-3”), of Cloud Peak Energy Resources LLC, Cloud Peak Energy Finance Corp. and the parent and subsidiary guarantors named therein (collectively, the “Applicants”).

On November 22, 2019, the Applicants filed Amendment No. 1 to the above referenced Form T-3.  In accordance with Section 307(c) of the Trust Indenture Act of 1939, as amended, the Applicants hereby request acceleration of the effective date of the above referenced Form T-3 to 10:00 a.m. Eastern Time, on Wednesday, November 27, 2019, or as soon as possible thereafter.

In connection with the filing of the Form T-3, the Applicants acknowledge the following:

•                                          should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Applicants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Applicants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Shelley Barber of Vinson & Elkins L.L.P., counsel to the Company, at (212) 237-0022 as soon as the Form T-3 has been declared effective or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Bryan Pechersky
Executive Vice President, General Counsel and Corporate Secretary

Cc:                             Karina Dorin

U.S. Securities and Exchange Commission

Shelley A. Barber

Vinson & Elkins L.L.P.